SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)


                                  Bookham, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09856Q108
      --------------------------------------------------------------------
                                 (CUSIP Number)

                                Gordon A. Davies
                               Corporate Secretary
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                     Canada
                                 (905) 863-1144
--------------------------------------------------------------------------------

                                 with a copy to:

                               Paul J. Shim, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                  212-225-2000

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                  December 2, 2004
      --------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
CUSIP No. 09856Q108
-------------------

   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Nortel Networks Corporation
            62-12-62580

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[ ]
                                                                        (b)[ ]

   3        SEC USE ONLY

   4        SOURCE OF FUNDS

            OO

   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada

                             7       SOLE VOTING POWER

                                     3,999,999

   NUMBER OF SHARES          8       SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                N/A
        WITH
                             9       SOLE DISPOSITIVE POWER

                                     3,999,999

                             10      SHARED DISPOSITIVE POWER

                                     N/A

   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,999,999

   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                        [ ]

   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.9%*

   14       TYPE OF REPORTING PERSON

            CO


     * Calculated, pursuant to Exchange Act Rule 13(d)(1)(i), on the basis of
     (a) the total number of Shares issued and outstanding as reported in the Quarterly Report on Form 10-Q of Bookham filed with the Securities and Exchange Commission on November 12, 2004 and (b) the 3,999,999 Shares held by Nortel.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General
Rules and Regulations under the Exchange Act, Nortel Networks Corporation ("Nortel Networks") hereby amends its statement on Schedule 13D, dated October 17, 2002 (the "Schedule 13D"), as amended by Amendment No. 1 dated November 7, 2002, by Amendment No. 2 dated November 8, 2002, by Amendment No. 3 dated July 3, 2003 and by Amendment No. 4 dated June 24, 2004 relating to the shares of common stock, $0.01 par value (the "Shares"), of Bookham, Inc., a corporation organized under the laws of Delaware ("Bookham"). Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.           Identity and Background.

                  Schedule I to the Schedule 13D is hereby replaced in its entirety with Schedule I to this Schedule.

                  Paragraphs (d) and (e) of Item 2 are hereby amended and restated in their entirety as follows:

                  (d)-(e) Except as described herein, during the last five years, neither Nortel Networks, nor, to the knowledge of Nortel Networks, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Except for William Frederick McCauley, Tracy Connelly McGilley and Tracey Lynn Vickruck, all persons listed on Schedule I hereto are prohibited from trading in securities of Nortel Networks and Nortel Networks Limited pursuant to an order by the Ontario Securities Commission dated May 31, 2004 until two full business days following the receipt by the Ontario Commission of all filings Nortel Networks and Nortel Networks Limited are required to make under Ontario securities law.

Item 4.           Purpose of Transaction

                  Item 4 is hereby amended by inserting the following paragraph after the final paragraph thereof:

                  On December 2, 2004, Nortel Networks, NNUKL, Bookham and certain subsidiaries of Bookham entered into a Restructuring Agreement, a copy of which is filed herewith as Exhibit 1. Pursuant to the Restructuring Agreement, the parties agreed to amend and restate (a) the Convertible Note (as amended and restated, the "Series A-2 Note" the form of which is set forth in Exhibit B to the Restructuring Agreement) and (b) the $30,000,000 Senior Secured Note Due 2005 (the "Series B Note") issued by Bookham Technology plc on November 8, 2002 (as amended and restated, the "Series B-1 Note" the form of which is set forth in Exhibit A to the Restructuring Agreement). The other terms of both the Series A-2 Note and the Series B-1 Note are similar to those of the Convertible Note and the Series B Note, as the case may be, except that Bookham's obligations under the Series A-2 Note and the Series B-1 Note are secured by the assets that formerly secured the Series B Note and by certain additional assets pursuant to an Amended and Restated U.S. Security Agreement (the form of which is set forth in Exhibit C to the Restructuring Agreement), a Debenture relating to certain real property of Bookham in Caswell, U.K. (the form of which is set forth in Exhibit D to the Restructuring Agreement), an amendment to a Debenture relating to certain real property of Bookham in Paignton, U.K. (the form of which is set forth in Exhibit E to the Restructuring Agreement) and an Amended and Restated Security Agreement (the form of which is set forth in Exhibit F to the Restructuring Agreement). The additional assets securing the Series A-2 Note and the Series B-1 Note include certain property, plant and equipment, including property, plant and equipment located in Caswell, UK and Shenzhen, China. In addition, neither the Series A-2 Note nor the Series B-1 Note will be convertible into Shares. Bookham has also agreed to certain limitations on asset sales and has agreed to maintain a cash balance of at least $25,000,000 and has undertaken certain other obligations in connection with the foregoing.

Item 5.           Interest in Securities of the Issuer.

                  Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

                  (a) - (b) At the date hereof, Nortel Networks beneficially owns 3,999,999 Shares, representing approximately 11.9% of the outstanding Shares.

                  Except as set forth in this Item 5, neither Nortel Networks nor, to the best of its knowledge, any of the individuals named in Schedule I hereto beneficially owns any Shares.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of Bookham.

                  Except as provided in this Statement, neither Nortel Networks nor, to the best of its knowledge, any of the individuals named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Bookham, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.

Exhibit 1 -- Restructuring Agreement among Bookham, Inc., certain subsidiaries of Bookham, Inc., Nortel Networks UK Limited and Nortel Networks Corporation, dated as of December 2, 2004 (including forms of Series B-1 Senior Secured Note, Series A-2 Senior Secured Note, Amended and Restated U.S. Security Agreement, Debenture relating to the real property at Caswell, U.K., Debenture relating to real property at Paignton, U.K. and an Amended and Restated Security Agreement, attached thereto as Exhibits A, B, C, D, E and F).

                                   SIGNATURES

                  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


               Date: December 7, 2004              NORTEL NETWORKS CORPORATION

                                                   /s/ Gordon A. Davies
                                                   ----------------------------
                                                   By:  Gordon A. Davies
                                                   Title:  Corporate Secretary


                                                   /s/ Katharine B. Stevenson
                                                   ----------------------------
                                                   By:  Katharine B. Stevenson
                                                   Title:  Treasurer

                                   SCHEDULE I

                           NORTEL NETWORKS CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS

                  The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks Corporation is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Nortel Networks Corporation, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.

Name and Citizenship                       Principal Occupation and Address
--------------------                       --------------------------------

Directors

Dr. Manfred Bischoff                       Chairman of the Board
German                                     EADS N.V.
                                           Willy-Messerschmitt-StraBe, Tor 1
                                           85521 Ottobrunn
                                           Germany

James Johnston Blanchard                   Piper Rudnick LLP
American                                   1200 19th Street, N.W., 6th Floor
                                           Washington, D.C. 20036-2412
                                           U.S.A.

Robert Ellis Brown                         Chairman of the Board
Canadian/British                           Air Canada
                                           Air Canada Centre 1275
                                           7373 Cote Vertu West
                                           Montreal, Quebec, H4Y 1H4
                                           Canada

John Edward Cleghorn, O.C., F.C.A.         Chairman of the Board
Canadian                                   SNC-Lavalin Group Inc., 31st Floor
                                           200 Bay Street, South Tower, Suite 3115
                                           Royal Bank Plaza
                                           Toronto, Ontario M5J 2J5
                                           Canada

Robert A. Ingram                           Vice Chairman Pharmaceuticals
American                                   Glaxo Smith Kline plc
                                           5 Moore Drive
                                           Mail Stop H50 2032
                                           Research Triangle Park
                                           North Carolina, 27709
                                           U.S.A.

L. Yves Fortier, O.C., Q.C.                Chairman & Senior Partner
Canadian                                   Ogilvy Renault
                                           1981 McGill College Avenue, 12th Floor
                                           Montreal, Quebec H3A 3C1
                                           Canada

The Hon. John P. Manley, P.C.              Senior Counsel
Canadian                                   McCarthy Tetrault LLP
                                           The Chambers
                                           Suite 1400, 40 Elgin Street
                                           Ottawa, Ontario K1P 5K6
                                           Canada

William Arthur Owens                       President and Chief Executive Officer
American                                   Nortel Networks
                                           8200 Dixie Road, Suite 100
                                           Brampton, Ontario L6T 5P6
                                           Canada

Guylaine Saucier, C.M., F.C.A.             Corporate Director
Canadian                                   1170 Peel Street
                                           4th Floor
                                           Montreal, Quebec H3B 4S8
                                           Canada

Sherwood Hubbard Smith, Jr.                Chairman Emeritus
American                                   CP&L
                                           One Hannover Square Building
                                           421 Fayetteville Street Mall
                                           Raleigh, N.C. 27601
                                           U.S.A.

Lynton Ronald Wilson, O.C.                 Chairman of the Board
Canadian                                   Nortel Networks
                                           8200 Dixie Road, Suite 100
(Chairman of the Board of Nortel           Brampton, Ontario  L6T 5P6
Networks Corporation)                      Canada

                                           and

                                           483 Bay Street
                                           Floor 7, North Tower
                                           Toronto, Ontario M5G 2C9
                                           Canada

Officers

William Arthur Owens                       President and Chief Executive Officer
American

William Robert Kerr                        Chief Financial Officer
Canadian

Nicholas John DeRoma                       Chief Legal Officer
American

Brian William McFadden                     Chief Technology Officer
Canadian

Albert Roger Hitchcock                     Chief Information Officer
U.K.

Dion Constandino Joannou                   Chief Strategy Officer
American

William Frederick McCauley                 Chief Ethics and Compliance Officer
American

Ralph Edward Clenton Richardson            Chief Marketing Officer
American

Pascal Debon                               President, Carrier Networks
French

Chahram Bolouri                            President, Global Services
Canadian

Richard Stephen Lowe                       President, CDMA
American

Peter David MacKinnon                      President, GSM/UMTS
Canadian

Stephen Charles Pusey                      President, Europe, Middle East and Africa
U.K.

Charles Raymond Saffell                    President, Federal Network Solutions
American

Stephen Francis Slattery                   President, Wireline/Optical
Canadian

Susan Louise Spradley                      President, Global Operations
American

Malcolm Kevin Collins                      President, Enterprise Networks
U.K.

Steven Leo Schilling                       President, Enterprise Accounts
American

Robert Yu Lang Mao                         President and Chief Executive Officer, Greater China
American

Martha Helena Bejar                        President, CALA
American

John Joseph Giamatteo                      President, Asia Pacific
American

William John Donovan                       Senior Vice-President, Human Resources
American

Donald Gregory Mumford                     Special Advisor
Canadian

MaryAnne Elisabeth Pahapill                Controller
Canadian

Katharine Berghuis Stevenson               Treasurer
Canadian/American

Tracey Lynn Vickruck                       Assistant Treasurer
Canadian

Gordon Allan Davies                        Corporate Secretary
Canadian

John Marshall Doolittle                    Vice President, Tax
Canadian

Tracey Connelly McGilley                   Assistant Secretary
Canadian

Karen Elizabeth Sledge                     Assistant Controller
American